

Tony Gale · 3rd

Chief Operating Officer at Swift Rails, Inc.

Austin, Texas Metropolitan Area · **Contact info**

500+ connections

Swift Rails, Inc.

The University of Texas at
Dallas - School of
Management

Experience


Chief Operating Officer
Swift Rails, Inc. · Full-time
Nov 2019 - Present · 2 yrs 5 mos
Austin, Texas Metropolitan Area

Swift Rails is a new form of transportation that is 5 X faster and 40 X cheaper than conventional transit using on-demand, autonomous, clean-energy powered passenger vehicles that travel on rails elevated above the traffic.   ...see more

Travel Sabbatical
Far East, Africa and Europe
Apr 2019 - Jun 2019 · 3 mos


Cubic Corporation
2 yrs 2 mos
Austin, Texas Area

○ **Strategic Advisor**
Feb 2019 - Mar 2019 · 2 mos

As Strategic Advisor, I developed and executed a comprehensive plan to successfully transition finance, business development, engineering, field services and operations to incoming NextBus leadership.

○ **General Manager and Vice President**
Feb 2017 - Jan 2019 · 2 yrs

As General Manager and Vice President, I was the transformational leader for NextBus appointed to pioneer re-platforming and operational transformation of the NextBus Real-Time Passenger Information (RTPI) business to support Cubic's goals. I played a key leadership role in integrating the multimillion-dollar P&L into the main ...see more


Trapeze Group
3 yrs 6 mos
Austin, Texas Area

○ **General Manager and Director**
Jan 2015 - Feb 2017 · 2 yrs 2 mos

I oversaw the school transportation business unit multimillion-dollar P&L. Additionally, I financially restructured an under-performing B2B software and hardware business within one year to achieve an EBITA of 8% and a forecasted continual yearly trend of 20%. I solved business operations performance gaps by balancing revenue and cost

○ **Program Manager and Business Acquisition Integration Manager**
Sep 2013 - Jan 2015 · 1 yr 5 mos

As Program Manager, Business Acquisition Integration and P&L Manager for the Rideshare Business Unit, I led business integration including negotiating contract assignments, pricing, platform coordinating migration and technology transfer and adding value to customer care, which resulted in the acquisition surpassing a 25%


Ecology and Environment, Inc.
14 yrs 8 mos

○ **Program Manager, Large Programs and Rideshare**
Jun 2003 - Sep 2013 · 10 yrs 4 mos
Austin, Texas Area

As Program Manager for Large Programs and the Rideshare Business Unit, I spearheaded large multimillion-dollar programs and projects, executed program and project initiatives, and ensured timely execution, scope and cost control of a $22 million project budget commanding up to 80 staff members and subcontractors in support of

○ **Director, Geographic Information Systems**
Feb 1999 - Jun 2003 · 4 yrs 5 mos
Austin, Texas Area

As head of the GIS department I managed and doubled the size of the business unit achieving > 200% increase in annual revenue within 2 years.

Education


Naveen Jindal School of Management, UT Dallas


MBA (cum laude), Business Administration specializing in Supply Chain RFID


University of London
MS (summa cum laude), Remote Sensing (Satellite Imaging) specializing in GIS

Imperial and University College Intercollegiate degree


University of Birmingham
BS (high honors), Earth Sciences